

June 2, 2011

Via E-mail
Mr. Scott A. Caldwell
President and Chief Executive Officer
Allied Nevada Gold Corp.
9790 Gateway Drive
Suite 200
Reno, NV 89521

> **Re: Allied Nevada Gold Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed February 28, 2011**
> **Schedule 14A Filed May 18, 2011**
> **File No. 001-33119**

Dear Mr. Caldwell:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31

Non-GAAP Measures, page 32

1. We note you present 'cost of sales, net of byproduct credits' and 'cost of sales per gold ounce sold' as non-GAAP measures, which exclude depreciation, depletion, amortization and stripping costs. Please note, however, that cost of sales is generally understood to include all costs subtracted from revenue in deriving gross profit including depreciation, depletion, amortization and stripping costs. Please modify your disclosure here and

elsewhere throughout your filings, releases and website to either present cost of sales as the term is generally accepted or derive a different non-GAAP measure with a title that is not the same or substantially similar to those used for GAAP financial measures. Refer to Item 10(e)(ii)(E) of Regulation S-K as well as FASB ASC 225-10-S99-2(b)(2), ASC 225-10-S99-8 and 'gross margin' within the Master Glossary to the Codification.

Critical Accounting Policies and Estimates, page 32

2.   Please modify your disclosure of critical accounting estimates to discuss how your selected policies and estimates were made and how selecting different policies and estimates would have impacted your financial statements. This disclosure should not be a reiteration of the accounting policy disclosure in the notes to your financial statements. Please also consider using a sensitivity analysis to evaluate the variability resulting from your choice of estimates. Please refer to Part V of the Commission's interpretative release "Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations." For example, please expand your discussion and analysis to more thoroughly discuss your critical accounting policy for ore on leach pads. Your expanded disclosure should include, but not be limited to, the following:

·   An explanation of how costs relating to materials on the leach pad are captured and classified from the time materials are extracted from the mine to the final sale. This description should identify key stages in this conversion process.

·   The length of time it takes for gold and other metals to be recovered from the leach pad.

·   The assumptions used to measure metal content during each stage of the materials on the leach pad conversion process, including the techniques used to develop these assumptions and the circumstances that may change the assumptions.

·   How changes assumptions used to measure quantity and metal content impact financial position and results of operations. Provide a sensitivity analysis that presents the dollar impact of changes in key assumptions on the balance of materials on the leach pad and net income, for each key assumption used.

·   An explanation that the ultimate recovery is unknown until leaching is completed at the end of the leach pad's life, including disclosure of when current leaching operations are scheduled to cease.

Financial Statements and Supplementary Data, page 46

Consolidated Statements of Income (Loss), page 50

3.   We note you present a subtotal of revenues less cost of sales. Please modify your
        presentation to either include all costs of sales (including depreciation, amortization and
        stripping costs) in this subtotal, or remove this measure from your financial statements.
        Refer to FASB ASC 225-10-S99-8.

4.   We note you have expensed mine start-up costs relating to recommissioning the Hycroft
        Mine during 2008, prior to entering the production phase. Please tell us whether you
        considered these costs for capitalization along with other mine development costs. In
        your response, please address whether these costs were incurred in the development
        stage, as defined in paragraph (a)(4)(2) of Industry Guide 7. Additionally, please explain
        your basis for separately classifying these costs in your income statement.

Note 2 – Summary of Significant Accounting Policies, page 53

Mine Development and Stripping Costs, page 54

5.   We note you disclose that capitalization of mine development costs "that meet the
        definition of an asset" begins once mineralization is classified as proven and probable.
        Both in general and by way of example, please tell us which mine development costs you
        have incurred and expensed that have not met the definition of an asset.

6.   We note your policy of expensing stripping costs in excess of those you consider to be
        normal. We also note you have incurred striping costs as a separate operating expense in
        2009 and 2010. Please tell us the nature of these costs and how you applied the guidance
        of FASB ASC 930-330-25-1.

Sales, page 56

7.   Please expand your disclosure to clarify when sales generally occur within your
        production process. For example, please clarify whether sales are recognized upon
        delivery of doré to a smelter or bullion to a buyer, and whether the transfer of title
        generally coincides with the physical transfer of gold and silver.

Schedule II – Valuation and Qualifying Accounts, page 76

8.   We note your Schedule II does not appear to be audited. Please tell us how you have
        considered Rule 5-04(c) of Regulation S-X.

Engineering Comments

General

9.   We note that your website and some press releases refer to or use the terms "measured," "indicated," and "inferred," resources. If you continue to make references on your web site or press releases to reserve measures other than those recognized by the SEC, please accompany such disclosure with cautionary language such as the following:

> Cautionary Note to U.S. Investors -The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as "measured," "indicated," and "inferred" "resources," which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 10-K which may be secured from us, or from our website at http://www.sec.gov/edgar.shtml.

Please indicate the location of this disclaimer in your response.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

  · the company is responsible for the adequacy and accuracy of the disclosure in the filing;

  · staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  · the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact James Giugliano at (202) 551-3319, or Mark Shannon at (202) 551-3299, if you have questions regarding comments on the financial statements and related matters.

You may contact George Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3299 with any other questions.

Sincerely,

/s/ H. Roger Schwall

H. Roger Schwall
Assistant Director